September 26, 2005

Via EDGAR and Hand Delivery

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gregg Appliances, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 14, 2005
SEC File No. 333-126486

Dear Mr. Owings:

On behalf of our client, Gregg Appliances, Inc. (the “Registrant”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 21, 2005, with respect to Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-126486 (the “Amendment”), filed with the Commission on September 14, 2005.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3 to the Registration Statement.

Prospectus Summary, page 1

The Exchange Offer, page 5

1.	Please refer to comments 10 and 11 in our letter dated August 18, 2005. Please revise the “Certain United States Federal Tax Considerations” disclosure on page 7 to comply with these comments and to make revisions corresponding to those you made to the “Material United States Federal Income Tax Consequences” disclosure beginning on page 138.

Mr. H. Christopher Owings

September 26, 2005

Response: The Registrant has revised the disclosure on page 7 of the Registration Statement in response to the Staff’s comment.

Exhibit 5.1

2.	Please refer to comment 17 in our letter dated August 18, 2005. Please delete the qualification in paragraph (c) in which counsel indicates that enforcement rights are subject to an “implied duty of good faith and fair dealing.” We further note the revised disclosure indicating “We assume no responsibility to inform you of additional or changed facts, or changes in law, of which we may become aware after the date of this letter.” As noted previously, the opinion must speak as of the date of the effectiveness of the registration statement. Please revise the opinion to delete the cited limitations.

Response: We have revised Exhibit 5.1 in response to the Staff’s comment.

Exhibit 5.2

3.	Please refer to comment 18 in our letter dated August 18, 2005 regarding the limitations on counsel’s opinion. Please further revise the opinion to delete the statement that counsel is “not generally familiar with the Company’s and the Guarantor’s businesses, records, transactions or activities.”

Response: Ice Miller has revised Exhibit 5.2 in response to the Staff’s comment.

4.	Please refer to comment 19 in our letter dated August 18, 2005. As requested previously, the opinion must speak as of the date of the effectiveness of the registration statement. Please revise the opinion to delete any limitations on counsel’s obligation to update the opinion.

Response: Ice Miller has revised Exhibit 5.2 in response to the Staff’s comment.

Exhibit 99.1

5.	Please refer to comment 20 in our letter dated August 18, 2005. Please delete the language requesting the note holder to “read this entire letter of transmittal” before completing the letter of transmittal.

Mr. H. Christopher Owings

September 26, 2005

Response: The Registrant has revised Exhibit 99.1 in response to the Staff’s comment.

The Registrant has arranged for delivering to the attention of Robert Barnett and Matthew Benson of the Commission via hand delivery three copies of this response letter together with three marked copies of Amendment No. 3.

Very truly yours,

/s/ ANN F. CHAMBERLAIN

cc:	Robert Bartnett

Michael Moran

Matthew Benson

Ellie Quarles